

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via E-mail
Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

> **Re: Amincor, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed May 18, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 30, 2010**
> **Form 8-K**
> **Filed January 26, 2011**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 0-49669**

Dear Mr. Rice:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10, filed May 18, 2011

General

1.   We remind you of prior comments 1 and 2 from our letter to you dated November 3, 2010. Where appropriate, make corresponding revisions to the Form 10-K and subsequent Forms 10-Q as well.

2.   We note the reference to the Capstone "group of companies" on page 13. We also note your response to prior comment 4 from our letter to you dated April 12, 2011. Provide enhanced disclosure to address that comment, which we re-issue, and also address each of the following points:

- Provide us with copies of all pleadings related to the winding up petition;

- Explain the basis for your assertion that the "Funds' actions were proper and no further action will be recommended by the Liquidators," given your earlier statement that "The Liquidators have yet to make even a provisional finding";

- Explain your assertion that none of "the related Capstone entities are named in the proceedings" in light of your statement that the "Funds' actions were proper" and the inclusion of CCSPF in the charts which begin on page 13; and

- With a view toward expanded disclosure, explain in necessary detail any actions by Messrs. Rice or Ingrassia which relate to the subject matter of the winding up petition.

We may have additional comments.

Business, page 4

3.   We note that the organizational charts on pages 14 and 15 indicate that you intended to contribute Allentown Metal Works, Inc. and Whaling Distributors, Inc. to Amincor at the time you filed you initial Form 10.   Please explain why these acquisition plans were terminated and tell us whether you intend to contribute these businesses to Amincor in the future.

Directors and Executive Officers, page 27

4.   Ensure that all sketches you provide retain no gaps or ambiguities with regard to time in the five year covered period. For example, gaps remain in Mr. Fikkert's sketch.   In that respect, we re-issue prior comment 12 from our letter to you dated April 12, 2011.

Financial Statements

5.   Given your representations that common control had been established over Baker's Pride, Inc., Epic Sports International, Inc., Masonry Supply Holding Corp., Tulare Holdings, Inc. and Tyree Holdings Corp., along with your intent to hold these operations in the consolidated entity, the financial statements presented in the four current reports filed on October 19, 2010, and the related amendments filed on December 28, 2010, and March 2, 2011 should appear with your registration statement to comply with Rule 8-04 of Regulation S-X. Since the operations were under common control you need to include pro forma financial statements for all periods for which historical financial statements are required, including 2008, 2009 and the subsequent interim period through June 30, 2010, including the corresponding comparative period of the preceding year.

Note 6 – Subsequent Events, page F-12

6.   We note that you have not complied with comment 15 from our letter dated April 12, 2011. In that comment we referred to your non-compliance with comment 35 from our letter dated November 3, 2010, and asked you to "disclose the names of the two related entities"…and to "expand your disclosures to clearly indicate whether the debt was owned by the two related entities or the equity holders of the related entities." You need to amend your filing to add the disclosures.

Form 10-Q for the Quarter Ended September 30, 2010

General

7.   We note that you have not complied with prior comments 20, 21, 23 and 24 from our letter dated April 12, 2011, although you explain that you are currently working with your auditor to prepare a response. Tell us the extent to which you are relying on your auditor to address these comments; and provide details of the specific request that you have made of your auditor. We would like to understand why management of the company is unable to respond to these comments which pertain to the selection of accounting principles and your financial statement presentation. We reissue prior comments 20, 21, 23 and 24.

Form 8-K filed January 26, 2011

General

8.   We understand that on January 3, 2011, you acquired Environmental Testing Laboratories, Inc. and see that you filed a Form 8-K on January 26, 2011 to announce this acquisition. However, it appears you have not timely filed separate financial statements of Environmental Testing Laboratories, Inc., or the pro forma financial statements ordinarily required by Items 2.01 and 9.01 of Form 8-K and Rule 3-05 of Regulation S-X. Please read the general view concerning acquisitions of entities expressed in Rule 11-01(d) of Regulation S-X and tell us how you concluded that you were not required to file financial statements of this entity to comply with the aforementioned guidance. If you determined that it is not significant please submit your underlying computations.

Form 10-K for the Year Ended December 31, 2010

History of the Company, page 4

9.   Expand your disclosure in the first paragraph to state that you were delinquent during the referenced period with regard to your Exchange Act reporting obligations. Make clear that your failure to file all required Exchange Act reports after you filed the Form 10-QSB for the period ended May 31, 2004 (on October 25, 2004) up through the time that you filed the Form 15 on June 2, 2008, constituted a deficiency for this purpose.

Intellectual Property / Brands, page 4

10.   Clarify the scope of your "right, title and interest" to the trademark "Caffeine," and describe the significance of the trademark to your business. Also discuss whether you have made use of the trademark in any significant way.

Selected Financial Data, page 30

11.   We understand that Capstone took control of the assets of Tyree Holdings Corp. on January 18, 2008 and that neither Amincor, Inc. nor Tulare Holdings Corp had significant operations prior to this date. Please present five years of selected consolidated financial data to comply with Item 301(a) of Regulation S-K which includes historical information of Tyree Holdings Corp. as your predecessor.

Management's Discussion and Analysis of Financial Condition, page 31

General

12.   Provide in this section all the information that Item 303 of Regulation S-K requires. For example, Item 303(a) states in pertinent part (emphasis added): "… the discussion shall focus on each relevant, reportable segment … and on the registrant as a whole." In that regard, while you discuss individual segments, you do not provide a comprehensive discussion of your liquidity and capital resources. We note the related disclosure in the first sentence under the Risk Factor captioned "Amincor May Need Additional Capital" at page 18.

Baker's Pride Inc., page 33

13.   We note that you present hypothetical annualized financial results for the year ended December 31, 2008 for purposes of discussing your operating and financial performance, based on your results for the period from August 28, 2008 through December 31, 2008. Unless you are able to show how your information represents a projection that is consistent with Item 10(b) of Regulation S-X, with details sufficient to understand the assumptions you have made and how these are supported by known facts and circumstances of the prior operations, you should replace this information with disclosure that focuses on the actual results of your operations to comply with Instruction 1 to paragraph 303(a) of Reg. S-K.

Epic Sports International, Inc., page 38

14.   We note for purposes of discussing your operating and financial performance for the 2008 fiscal year you have combined financial and operating data of your predecessor from January 1, 2008 to September 17, 2008 and your successor for the year ended December 31, 2008. When events such as a material acquisition occur, we generally do not object to the presentation of a discussion of results of operation and financial condition that is based on pro forma financial information to supplement the discussion of historical financial results. Please revise your disclosures and use pro forma financial information that has been prepared in a format consistent with Article 11 of Regulation S-X to facilitate the discussion of your results of operations for the fiscal year ended 2008. Any discussions based on pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements.

Financial Statements

Statement of Shareholders' Equity, page F-8

15.   We note your disclosures indicating that you issued 1,600 shares of common stock to James Fikkert, President of Tulare Frozen Foods, LLC during the year ended December 31, 2010. Please disclose the reasons for this issuance and the amount of compensation expense that you recorded.

16.   We see that you recorded $38,977,000 of additional paid-in capital related to the contribution of real property acquired with the purchases of businesses during the year ended December 31, 2010. However, your disclosures indicate that your subsidiary businesses, Baker's Pride, Tyree Holdings Corp, Epic Sports International, and Masonry Supply Holdings Corp were all acquired in 2008 and 2009. Please identify the subsidiary businesses that relate to these properties and explain why these properties were not contributed upon acquisition.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-13

17.   We note your disclosures indicating that you changed your revenue recognition method
       associated with fixed and modified fixed price construction contracts from the completed
       contract method to the percentage of completion method in 2010. We also see that you
       have recorded a prior period adjustment to retained earnings for the impact caused by this
       change in accounting principle in your Statement of Stockholders' Equity for the year
       ended December 31, 2009. Please note that changes in accounting principle should be
       reported through retrospective application of the new principle to all prior periods
       presented to comply with FASB ASC paragraph 250-10-45-5. Please amend your
       financial statements to reflect retrospective application of your new accounting method
       and provide the related disclosures that comply with FASB ASC Section 250-10 or tell us
       why you believe this literature does not apply to you.

Note 3 – Business Combinations, page F-16

18.   We note your table on page F-16 indicates that you ascribed value to only inventory,
       intangible assets and goodwill in accounting for your acquisition of Baker's Pride, Inc.
       Please tell us why you did not ascribe value to any other assets as a result of this
       transaction. The absence of any typical accounts associated with businesses acquired
       should be clear.

Note 6 – Property Plant and Equipment, page F-18

19.   We note that you report $6,575,000 as assets held for sale as of December 31, 2010.
       Your disclosures at Note 6 indicate that these assets relate to property and equipment of
       another business that was contributed to Amincor by the Capstone Funds. We also note
       your disclosures indicating that Capstone acquired these assets in the same manner as the
       other five entities that are being consolidated. Please address the following points:

       • Tell us when Capstone obtained the controlling interest in this business and when the
         assets were contributed to Amincor.

       • Explain why you did not report the contribution of these assets to Amincor in a
         separate Form 8-K under Item 2.01.

       • Clarify whether this business was still operating as of the balance sheet date and
         quantify the impacts that that this business had on your results of operations for each
         period presented.

       • Provide details on your sale of a portion of these assets during the first quarter of
         2011, including the terms of the sale, the date(s) the assets were sold and any gain or
         loss recorded on the sale.

Note 12 – Related Party Loans and Transactions, page F-23

20.   We note that you report that your loans from related parties decreased from $13.5 million as of December 31, 2009 to $714,000 at December 31, 2010. However we do not see any debt payments or conversions to equity reflected in either your Statement of Cash Flows or Statement of Stockholders' Equity. Tell us how you accounted for the decrease in your loans from related parties during 2010.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/ H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

CC: Steven Siskind
        Law Offices of Steven L. Siskind